Exhibit 99.1

DHT Holdings, Inc. Urges Shareholders to Vote and Participate in the Annual General Meeting

ST. HELIER, CHANNEL ISLANDS, June 22, 2012 -- DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Dear Fellow Shareholders:

With the Tuesday, June 26, 2012 Annual General Meeting (“AGM”) fast approaching, DHT would like to remind shareholders who have not already done so that they can still, and are strongly encouraged to, vote their shares to preserve their investment in DHT.

The proxy materials for the AGM previously distributed to shareholders described, among other items, the proposed reverse stock split of DHT’s outstanding common stock at a reverse stock split ratio of 12-for-1. DHT reminds shareholders that failure by shareholders to approve the proposed reverse stock split at the AGM may result in further risk of DHT being de-listed from the New York Stock Exchange (the “NYSE”).

As was previously announced, on April 24, 2012, the NYSE notified DHT for a second time since December 2011 that the Company was not in compliance with the requirement that shares of DHT’s common stock maintain an average closing price of at least $1.00 per share over a consecutive 30 trading-day period. If the share price is not above $1.00 by October 2012, the NYSE will commence suspension and de-listing procedures. DHT is undertaking the reverse stock split to ensure that shares of DHT’s common stock will trade above the $1.00 minimum average closing price requirement. The DHT Board and management are strongly of the view that maintaining the listing of DHT’s common stock on the NYSE is in the best interests of DHT and its shareholders and urge shareholders to vote in favor of the reverse stock split.

DHT further reminds shareholders that in the past weeks, both of the nation’s leading proxy advisory firms, Institutional Shareholder Services and Glass Lewis & Co., have recommended that DHT shareholders vote FOR the proposed reverse stock split.

Your vote is important, no matter how many or how few shares you may own.

Because time is short, if you have not yet voted or wish to change your vote, we urge you to vote TODAY by phone or through the Internet using the instructions provided on your proxy card or voting instruction form. You may contact Georgeson Inc. at (800) 790-6795 if you need assistance with voting. You may also call your broker for assistance with voting.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of six VLCCs, two Suezmaxes and two Aframaxes.  Five of the vessels are on time charters, two are on long-term bareboat charters and three are operating in the Tankers International Pool.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Source:  DHT Holdings, Inc.

DHT Holdings, Inc.
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
eu@dhtankers.com